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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.           )*

SYMBION, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

871507109

(CUSIP Number)

DECEMBER 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 871507109			Page 2 of 12 Pages

1.	Name of Reporting Person: JACK TYRRELL		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,028

		6.	Shared Voting Power: 1,418,088

		7.	Sole Dispositive Power: 9,028

		8.	Shared Dispositive Power: 1,418,088

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,427,116 (See Item 4 on page 9)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: IN

13G
CUSIP No. 871507109			Page 3 of 12 pages

1.	Name of Reporting Person: W. PATRICK ORTALE III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,418,088

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,418,088

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,427,116 (See Item 4 on page 9)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: IN

13G
CUSIP No. 871507109			Page 4 of 12 Pages

1.	Name of Reporting Person: RICHLAND VENTURES II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 697,711

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 697,711

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,427,116 (See Item 4 on page 9)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: PN

13G
CUSIP No. 871507109			Page 5 of 12 Pages

1.	Name of Reporting Person: RICHLAND PARTNERS II		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 697,711

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 697,711

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,427,116 (See Item 4 on page 9)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: PN

13G
CUSIP No. 871507109			Page 6 of 12 Pages

1.	Name of Reporting Person: RICHLAND VENTURES III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 720,377

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 720,377

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,427,116 (See Item 4 on page 9)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: PN

13G
CUSIP No. 871507109			Page 7 of 12 Pages

1.	Name of Reporting Person: RICHLAND PARTNERS III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 720,377

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 720,377

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,427,116 (See Item 4 on page 9)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: PN

CUSIP No. 871507109	13G	Page 8 of 12 Pages

Item 1(a)	Name of Issuer:	Symbion, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

40 Burton Hills Blvd., Nashville, TN 37215

Item 2(a)	Name of Person Filing:

Jack Tyrrell

W. Patrick Ortale III

Richland Ventures II, L.P.

Richland Partners II

Richland Ventures III, L.P.

Richland Partners III

Item 2(b)	Address of Principal Business Office or, if None, Residence:

1201 16TH Avenue South, Nashville, TN 37212

Item 2(c).	Citizenship:

Jack Tyrrell — U.S. Citizen

W. Patrick Ortale III — U.S. Citizen

Richland Ventures II, L.P. — Delaware

Richland Partners II — Delaware

Richland Ventures III, L.P. — Delaware

Richland Partners III — Delaware

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	871507109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not Applicable

CUSIP No. 871507109	13G	Page 9 of 12 Pages

Item 4.	Ownership.

Richland Ventures II, L.P. (“Ventures II”) is the direct beneficial owner of 697,711 shares of Symbion common stock. Richland Ventures III, L.P. (“Ventures III”) is the direct beneficial owner of 720,377 shares of Symbion common stock. Jack Tyrrell (“Tyrrell”) is the direct beneficial owner of a currently exercisable option to purchase 9,028 shares of Symbion common stock. Richland Partners II (“Partners II”) is the general partner of Ventures II. Richland Partners III (“Partners III”) is the general partner of Ventures III. Tyrrell and W. Patrick Ortale III (“Ortale”) are the general partners of Partners II and Partners III. Ventures II, Ventures III, Partners II, Partners III, Tyrrell and Ortale may be deemed to have beneficial ownership of all equity securities held by any member of the group.

(a) Amount beneficially owned:

Jack Tyrrell — 1,427,116

W. Patrick Ortale III — 1,427,116

Richland Ventures II, L.P. — 1,427,116

Richland Partners II — 1,427,116

Richland Ventures III, L.P. — 1,427,116

Richland Partners III — 1,427,116

(b) Percent of class:

Jack Tyrrell — 6.8%

W. Patrick Ortale III — 6.8%

Richland Ventures II, L.P. — 6.8%

Richland Partners II — 6.8%

Richland Ventures III, L.P. — 6.8%

Richland Partners III — 6.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Jack Tyrrell — 9,028

W. Patrick Ortale III — 0

Richland Ventures II, L.P. — 697,711

Richland Partners II — 697,711

Richland Ventures III, L.P. — 720,377

Richland Partners III — 720,377

(ii) Shared power to vote or direct the vote:

Jack Tyrrell — 1,418,088

W. Patrick Ortale III — 1,418,088

Richland Ventures II, L.P. — 0

Richland Partners II — 0

CUSIP No. 871507109	13G	Page 10 of 12 Pages

Richland Ventures III, L.P. — 0

Richland Partners III — 0

(iii) Sole power to dispose or to direct the disposition of:

Jack Tyrrell — 9,028

W. Patrick Ortale III — 0

Richland Ventures II, L.P. — 697,711

Richland Partners II — 697,711

Richland Ventures III, L.P. — 720,377

Richland Partners III — 720,377

(iv) Shared power to dispose or to direct the disposition of:

Jack Tyrrell — 1,418,088

W. Patrick Ortale III — 1,418,088

Richland Ventures II, L.P. — 0

Richland Partners II — 0

Richland Ventures III, L.P. — 0

Richland Partners III — 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 871507109	13G	Page 11 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

/s/ Jack Tyrrell
JACK TYRRELL

/s/ W. Patrick Ortale III
W. PATRICK ORTALE III

RICHLAND VENTURES II, L.P.
BY:	RICHLAND PARTNERS II Its General Partner
BY:	/s/ Jack Tyrrell
JACK TYRRELL
General Partner

RICHLAND PARTNERS II
BY:	/s/ Jack Tyrrell
JACK TYRRELL
General Partner

RICHLAND VENTURES III, L.P.
BY:	RICHLAND PARTNERS III Its General Partner
BY:	/s/ Jack Tyrrell
JACK TYRRELL
General Partner

RICHLAND PARTNERS III
BY:	/s/ Jack Tyrrell
JACK TYRRELL
General Partner

Attention: Intentional misstatements or omissions of fact
constitute federal criminal violations (see 18.U.S.C. 1001).

CUSIP No. 871507109	13G	Page 12 of 12 Pages

Exhibit A

     We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on our behalf.

Date: February 11, 2005

/s/ Jack Tyrrell
JACK TYRRELL

/s/ W. Patrick Ortale III
W. PATRICK ORTALE III

RICHLAND VENTURES II, L.P.
BY:	RICHLAND PARTNERS II Its General Partner
BY:	/s/ Jack Tyrrell
JACK TYRRELL
General Partner

RICHLAND PARTNERS II
BY:	/s/ Jack Tyrrell
JACK TYRRELL
General Partner

RICHLAND VENTURES III, L.P.
BY:	BY RICHLAND PARTNERS III Its General Partner
BY:	/s/ Jack Tyrrell
JACK TYRRELL
General Partner

RICHLAND PARTNERS III
BY:	/s/ Jack Tyrrell
JACK TYRRELL
General Partner